Exhibit 99.1

Internet Gold Reports Financial Results For the

First Quarter of 2019

Ramat Gan, Israel - May 30, 2019 - Internet Gold - Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD), a holding company whose principal asset is a 51.95% stake in B Communications Ltd.(“B Communications”) (NASDAQ and TASE: BCOM), the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel (TASE: BEZQ), today reported its financial results for the first quarter of 2019.

In January 2019, the Company reported that because of its inability to generate funds by selling its ownership interest in its B Communications subsidiary, it intends to withhold payments to its debenture holders until further notice. As a result, the Company's long-term debt was classified as "short-term".

In April and May 2019, Searchlight Capital Partners’ (“Searchlight”) submitted proposals to the Company and B Communications that now includes the purchase of all the Company's holdings in B Communications in consideration for NIS 225 million and a direct investment of NIS 260 million in B Communications (the “Proposal”). In accordance with the Proposal, upon the Closing, the Company will contribute to B Communications NIS 345 million (which amount will include the consideration payable by Searchlight to the Company) in consideration for shares and debentures of B Communications and such other consideration as will be agreed. On May 19, 2019 the bondholders of both the Company and B Communication approved in principle the Proposal. The Company extended the exclusivity period with Searchlight to continue negotiations with respect of the Proposal.

The final and binding decision regarding the approval of any final agreement with respect to the Proposal will be made only after the appropriate legal proceedings and necessary legal approvals are obtained, as required. The final and binding approval and votes by the bondholders of the Company and B Communications will be subject to such proceedings.

Internet Gold’s Unconsolidated Financial Liabilities and Liquidity

As of March 31, 2019, Internet Gold’s unconsolidated liquidity balances comprised of cash and cash equivalents and short-term investments totaled NIS 135 million ($37 million), its unconsolidated financial liabilities totaled NIS 745 million ($205 million) and its unconsolidated net debt totaled NIS 610 million ($168 million).

(In millions)	March 31,	March 31,	March 31,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS

Series C debentures	21	22	6	22
Series D debentures *	784	723	199	717
Total financial liabilities	805	745	205	739

Cash and cash equivalents	11	86	24	69
Short-term investments	135	49	13	67
Total liquidity	146	135	37	136

Net debt	659	610	168	603

* The outstanding balance of Series D debentures as of March 31, 2019 includes NIS 12 million ($3 million) arising from implementation of IFRS 9. It should be noted that the increase in the outstanding Series D debentures balance will not increase the Company's future debt repayments and will decrease the Company's finance expenses over the term of the debentures.

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Internet Gold's First Quarter Consolidated Financial Results

Internet Gold's consolidated revenues for the first quarter of 2019 totaled NIS 2.26 billion ($622 million), a 4.4% decrease from the NIS 2.36 billion reported in the first quarter of 2018. For both the current and the prior year periods, Internet Gold's consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating profit for the first quarter of 2019 totaled NIS 440 million ($122 million) compared to an operating profit of NIS 414 million in the first quarter of 2018.

Internet Gold's consolidated net profit for the first quarter of 2019 totaled NIS 221 million ($61 million) compared to net profit of NIS 184 million in the first quarter of 2018.

Internet Gold's profit attributable to shareholders for the first quarter of 2019 was NIS 16 million ($4 million) compared to NIS 7 million in the first quarter of 2018.

Internet Gold's First Quarter Unconsolidated Financial Results

(In millions)	Three months ended March 31,			Year ended December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
Financing expenses, net	(10)	(5)	(2)	(40)
Operating expenses	(1)	(3)	(1)	(10)
Interest in B Communication's net profit (loss)	18	24	7	(667)
Net profit (loss)	7	16	4	(717)

On January 20, 2019, B Communications completed a private placement of 7,385,600 of its ordinary shares to certain institutional, “qualified” and private investors in Israel. As a result of the issuance the Company's ownership interest in B Communications decreased from 64.78% to 51.95%. Accordingly, Internet Gold's interest in B Communications' net profit for the first quarter of 2019 totaled NIS 24 million ($7 million) compared to a net profit of NIS 18 million in the first quarter of 2018.

As of March 31, 2019, Internet Gold's equity deficit totaled NIS 405 million ($111 million), while the market value of its stake in B Communications was NIS 143 million ($39 million). The market value was lower than Internet Gold’s net financial debt by NIS 467 million ($128 million).

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Notes:

Convenience translation to U.S. Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.63 = US$ 1 as published by the Bank of Israel for March 31, 2019.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd, the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

At this stage, there is no certainty regarding the outcome of the discussions and contacts with Searchlight, the Company’s debenture holders and B Communications.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000

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Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

	March 31,	March 31,	March 31,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	1,986	1,752	483	1,173
Investments	1,882	1,703	469	1,847
Trade receivables	1,827	1,760	485	1,773
Other receivables	306	283	78	272
Related party	25	-	-	-
Inventory	130	102	28	97
Total current assets	6,156	5,600	1,543	5,162

Non-Current Assets
Trade and other receivables	467	511	141	470
Property, plant and equipment	6,922	6,283	1,731	6,313
Intangible assets	5,764	4,203	1,158	4,227
Deferred expenses and investments	606	505	139	509
Broadcasting rights	451	69	19	60
Right of use assets	1,417	1,444	398	1,504
Deferred tax assets *	1,027	1,193	328	1,205
Investment Property	-	64	18	64
Total non-current assets	16,654	14,272	3,932	14,352

Total assets	22,810	19,872	5,475	19,514

* Bezeq believes that utilization of this deferred tax asset is probable. While discussing Bezeq's prospectus, the ISA has asked for clarifications on this matter, and this matter is still being discussed.

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Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

	March 31,	March 31,	March 31,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current Liabilities
Bank loans and debentures	1,931	4,716	1,299	4,724
Leases liabilities	428	422	116	445
Trade and other payables	1,850	1,904	524	1,714
Current tax liabilities	50	17	5	8
Provisions	103	145	40	175
Employee benefits	286	500	138	581
Total current liabilities	4,648	7,704	2,122	7,647

Non-Current Liabilities
Bank loans and debentures	13,482	9,618	2,650	9,637
Leases liabilities	1,006	1,060	292	1,106
Employee benefits	272	482	133	445
Other liabilities	258	168	46	175
Provisions	39	39	11	38
Deferred tax liabilities	461	286	79	302
Total non-current liabilities	15,518	11,653	3,211	11,703

Total liabilities	20,166	19,357	5,333	19,350

Equity (equity deficit)
Attributable to shareholders of the Company	172	(405)	(111)	(453)
Non-controlling interests	2,472	920	253	617
Total equity	2,644	515	142	164

Total liabilities and equity	22,810	19,872	5,475	19,514

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Internet Gold - Golden Lines Ltd.

Consolidated Statements of Income for the

(In millions except per share data)

				Year ended
	Three-month period ended March 31,			December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	2,361	2,257	622	9,321

Costs and expenses
Depreciation and amortization	569	505	139	2,387
Salaries	510	495	136	1,995
General and operating expenses	845	817	225	3,405
Loss from impairment of assets	-	-	-	2,294
Other operating expense, net	23	-	-	635

	1,947	1,817	500	10,716

Operating profit (loss)	414	440	122	(1,395)

Financing expenses, net	146	122	34	570

Profit (loss) after financing expenses, net	268	318	88	(1,965)

Share of loss in
equity-accounted investee	1	-	-	3

Profit (loss) before income tax	267	318	88	(1,968)

Income tax expenses (benefit)	83	97	27	(59)

Net profit (loss) for the period	184	221	61	(1,909)

Profit (loss) attributable to:
Shareholders of the company	7	16	4	(717)
Non-controlling interests	177	205	57	(1,192)

Net profit (loss) for the period	184	221	61	(1,909)

Earnings (loss) per share
Basic	0.36	0.56	0.15	(29.77)
Diluted	0.36	0.56	0.15	(29.77)

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Designated Disclosure with Respect to the Company's Projected Cash Flows

In connection with the issuance of the Series D Debentures in 2014, we undertook to comply with the "hybrid model disclosure requirements" as determined by the Israeli Securities Authority and as described in the prospectus governing our Series D Debentures.

This model provides that in the event certain financial "warning signs" exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series D Debentures.

As aforementioned, in January 2019, the Company reported that because of its inability to generate funds by selling its ownership interest in its B Communications subsidiary, it intends to withhold payments to its debenture holders until further notice.

In examining the existence of warning signs as of March 31, 2019, our board of directors noted that our unconsolidated unaudited cash flow statement for the quarter ended March 31, 2019 reflects, as expected, a continuing negative cash flow from operating activities of NIS 3 million. In addition, the Company’s unconsolidated unaudited statements of financial position as of March 31, 2019, reflect that the Company had an equity deficit of NIS 405 million and negative working capital of approximately NIS 608 million as of such date. The negative working capital is a result of the classification of the Company‘s long term debt as "short-term“.

In February 6, 2019, the trustee for the Company's debentures filed an application for the appointment of an expert on behalf of the court, pursuant to Section 350 of the Companies Law, to examine of the debt arrangement. The application was approved by the court on that date.

In April and May 2019, Searchlight Capital Partners’ (“Searchlight”) submitted proposals to the Company and B Communications that now includes the purchase of all the Company's holdings in B Communications in consideration for NIS 225 million and a direct investment of NIS 260 million in B Communications (the “Proposal”). In accordance with the Proposal, upon the Closing, the Company will contribute to B Communications NIS 345 million (which amount will include the consideration payable by Searchlight to the Company) in consideration for shares and debentures of B Communications and such other consideration as will be agreed. On May 19, 2019 the bondholders of both the Company and B Communication approved in principle the Proposal. The Company extended the exclusivity period with Searchlight to continue negotiations with respect of the Proposal.

The final and binding decision regarding the approval of any final agreement with respect to the Proposal will be made only after the appropriate legal proceedings and necessary legal approvals are obtained, as required. The final and binding approval and voting by the bondholders of the Company and B Communications will be subject to such proceedings.

As of this date, the Company is in continuous discussions with its debenture holders in order to formulate agreements regarding the structure of the Company's debt, including taking into account the cessation of payments to the debenture holders as previously disclosed.

Recent Developments at B Communications

In March 2019, B Communications announced that it intends to withhold payments to its debenture holders until further notice.

In May 2019, the bondholders of B Communications approved in principle Searchlight Capital Partners’ Proposal for the purchase of Internet Gold’s shares in B Communications and for additional investment in B Communications.

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Internet Gold’s Unconsolidated Statement of Financial Position as at,

(In millions)	March 31,	March 31,	March 31,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS

Current assets
Cash and cash equivalents	11	86	24	68
Other receivables	-	2	1	3
Short-term investments	135	49	13	67
Total current assets	146	137	38	138

Non-current assets
Investment in an investee (*)	831	203	56	148

Total assets	977	340	94	286

Current liabilities
Current maturities of debentures	97	723	199	726
Other payables	2	22	6	13
Total current liabilities	99	745	205	739

Non-current liabilities
Debentures	706	-	-	-

Total liabilities	805	745	205	739

Equity (equity deficit)	172	(405)	(111)	(453)

Total liabilities and equity	977	340	94	286

(*) Investment in B Communications.

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